Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2013 and 2012 which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to February 19, 2014. All amounts shown are in thousands of dollars unless noted otherwise. All currency amounts are stated in U.S. dollars unless noted otherwise. Information presented in this MD&A is prepared in accordance with IFRS unless otherwise noted.
OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company with operating mines in Ghana, and exploration properties in other parts of West Africa and Brazil. Golden Star holds a 90% equity interest in Golden Star (Wassa) Limited ("Wassa") and Golden Star (Bogoso/Prestea) Limited ("Bogoso"), which, respectively own the Wassa and the Bogoso open-pit gold mines and processing plants in Ghana. In addition, Golden Star has a 90% interest in the currently inactive underground mine in Prestea, Ghana ("Prestea Underground").
Our operations produced and sold 330,806 ounces of gold in 2013, and we expect to produce and sell approximately 295,000 to 320,000 ounces of gold in 2014. Our objective is to continue the growth of our mining business through the appropriate development of our projects. In the near term, we are focused on reducing our operating costs and prudently managing our capital expenditures.
We are a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and file disclosure documents with securities regulatory authorities in Canada , Ghana and with the United States Securities and Exchange Commission.
Adoption of International Financial Reporting Standards
Effective as of the second quarter of 2013 the Company became a "foreign private issuer" under U.S. securities laws and as a result the Company converted from accounting principles generally accepted in the United States ("US GAAP") and now prepares its financial statements in accordance with IFRS as issued by the IASB. The comparative financial information for 2012 in this MD&A has also been restated to conform to IFRS. See Changes in Accounting Policies below for further information on the impact of this change. This MD&A should be read in conjunction with Note 27 “First Time Adoption of IFRS” in the Company's audited consolidated financial statements for the year ended December 31, 2013.

2013 HIGHLIGHTS
Summary of operating and financial results

		For the three months ended December 31,		For the years ended December 31,
OPERATING SUMMARY		2013	2012	2013	2012
Wassa gold sold	oz	44,337	40,366	185,807	158,899
Bogoso gold sold	oz	31,093	47,178	144,999	172,379
Total gold sold	oz	75,430	87,544	330,806	331,278
Average realized gold price	$/oz	1,273	1,710	1,414	1,662

Cash operating cost per ounce - Wassa[1]	$/oz	881	940	805	890
Cash operating cost per ounce - Bogoso[1]	$/oz	1,391	1,230	1,361	1,186
Cash operating cost per ounce[1]	$/oz	1,091	1,097	1,049	1,044
All-in sustaining cost per ounce[1]	$/oz	1,373	1,392	1,326	1,318

FINANCIAL SUMMARY
Revenues	$'000	96,034	149,710	467,796	550,540
Net income/(loss) attributable to Golden Star shareholders	$'000	(148,576)	14,334	(265,892)	7,186
Adjusted net income/(loss) attributable to Golden Star shareholders[2]	$'000	(6,466)	10,227	(21,493)	42,143
Net cash (used in)/provided by operations	$'000	(2,463)	43,936	59,143	123,094
Cash provided by operations before working capital changes[3]	$'000	2,805	19,559	30,225	117,030
Net income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.57)	0.06	(1.03)	0.03
Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic[2]	$/share	(0.02)	0.04	(0.08)	0.16
Cash flow (used in)/provided by operations per basic and diluted share	$/share	(0.01)	0.17	0.23	0.48
Cash provided by operations before working capital changes per share[3]	$/share	0.01	0.08	0.12	0.45
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders and net (loss)/income per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by operations before working capital changes and cash provided by operations before working capital changes per share.

•
Gold sold during the full year 2013 totaled 330,806 ounces, compared to gold sales during 2012 of 331,278 ounces. Gold sales at our Wassa operations increased 17% year over year, as a result of improved plant throughput and grades processed. Gold sales at our Bogoso operations declined by 16% as a result of lower refractory plant throughput and lower grades processed as planned due to the push back at the Chujah pit and lower non-refractory grades and recovery due to the start-up of the low cost tailings reclaim project during 2013. Gold sold during the fourth quarter 2013 totaled 75,430 ounces, compared to 87,544 ounces sold in the fourth quarter of 2012.

•
Revenues for the full year 2013 decreased to $467.8 million compared to $550.5 million in 2012, primarily due to the decline in gold prices during 2013. The average realized gold price decreased 15% from $1,662 per ounce in 2012 to $1,414 per ounce in 2013. Gold ounces sold during 2013 were approximately the same as ounces sold during 2012. Revenues were $96.0 million in the fourth quarter of 2013, compared to $149.7 million in the fourth quarter of 2012.

•
Consolidated cash operating cost per ounce totaled $1,049 per ounce for the full year 2013, compared to cash operating cost per ounce of $1,044 per ounce for the full year 2012. Wassa's cash operating cost per ounce totaled $805 per ounce,10%

lower than in 2012, mainly as a result of higher gold sales in 2013. Bogoso's cash operating cost per ounce increased to $1,361 per ounce for 2013, up from $1,186 per ounce in 2012, mainly due to the lower gold production at Bogoso during 2013. Consolidated cash operating cost per ounce for the fourth quarter of 2013 totaled $1,091 per ounce compared to $1,097 per ounce in the fourth quarter of 2012.

•
Corporate general and administrative expenditures decreased by 11% to $21.5 million for the full year 2013, down from $24.1 million incurred during 2012. Even though the Company incurred $1.9 million of relocation expenses in 2013 to move the corporate office to Toronto, Ontario, the savings as a result of the relocation totaled $1.7 million in 2013.

•
Primarily as a result of non-cash impairment charges totaling $355.6 million, we incurred a net loss attributable to Golden Star shareholders of $265.9 million in 2013, compared to net income attributable to Golden Star shareholders of $7.2 million in 2012. We recorded an impairment charge of $355.6 million to write down the Bogoso and Wassa's carrying values and the True Gold Mining Inc. ("TGM") shares compared to a $7.0 million impairment charge in 2012. As a result of the lower realized gold price in 2013, the mine operating margin reduced to $30.7 million in 2013, down from $87.6 million in 2012. This was partially offset by the $52.0 million non-cash mark to market gain of the 5% Convertible Debentures recorded in 2013 compared to a $28.0 million mark to market loss recorded in 2012. Net loss attributable to Golden Star shareholders for the fourth quarter of 2013 totaled $148.6 million (includes an impairment charge of $159.7 million), compared to a net income attributable to Golden Star shareholders of $14.3 million for the same prior year period.

•
Cash provided by operations before working capital changes totaled $30.2 million for the full year 2013 and $117.0 million for the full year 2012. For the fourth quarter 2013, cash generated by operations before working capital changes was $2.8 million compared to $19.6 million in the same period in 2012, primarily as a result of the decrease in the gold price during 2013.

•
Capital expenditures at Wassa and Bogoso for the full year 2013 totaled $102.9 million compared to $117.3 million incurred in 2012. For the fourth quarter of 2013, capital expenditures totaled $22.5 million, compared to $39.3 million incurred in the same period in 2012. Capital expenditures were significantly reduced in the second half of 2013 as a result of the spending reduction measures implemented throughout the Company.

•
Liquidity - Consolidated cash balance was $65.6 million at December 31, 2013 compared with $78.9 million at December 31, 2012. Working capital decreased to $11.2 million at December 31, 2013, down from $69.2 million at December 31, 2012.

Gold Sales
Ounces (thousands)
350
300
250
200
150
100
50
0
301
141
161
331
172
159
331
145
186
2011
2012
2013
Wassa
Bogoso

Revenue
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
$/ounce
600,000
500,000
400,000
300,000
200,000
100,000
-
$'000
2011
2012
2013
Revenue $'000
Average price realized by Golden Star

OUTLOOK FOR 2014
The Company’s long-term objective is to continue the growth of its mining business through the appropriate development of its projects. In the near term, the Company is focused on reducing its operating costs and managing its capital expenditure. Development spending will be focused on projects that are expected to provide a sufficient risk-adjusted return on investment in the near to medium term.
Production and cost guidance for 2014

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	130 - 140	900 - 950	$19
Bogoso	165 - 180	1,000 - 1,050	31
Consolidated	295 - 320	950 - 1,000	$50
Production
During 2014, we expect most of the Wassa ore supply to be mined from the Wassa Main pit, as production from the Father Brown pit is expected to cease in the second quarter of 2014. The Wassa Main pit has lower grades than the Father Brown pit and, as a result, Wassa gold production is expected to be lower in 2014 than in 2013. At Bogoso, we expect 2014 production to significantly increase at the Chujah pit once we complete the pushback, which should be substantially complete at the end of the first quarter of 2014. We expect the strip ratio at Bogoso to decrease to 2:1 during the second half of 2014. Mining at the Bogoso North pit will continue in 2014 and is expected to be depleted in the fourth quarter of 2014.
Cash operating costs
We expect Wassa's cash operating cost per ounce to increase due to the lower grades from the Wassa Main pit resulting in lower gold production during 2014. The Bogoso cash operating cost per ounce is expected to be above the 2014 annual average during the first half of 2014 due to lower ore supply while we complete the Chujah pushback. We expect Bogoso's cash operating costs per ounce to reduce in the latter part of 2014 as ore supply, plant throughput and gold production increases.
For the purposes of developing estimated cash operating costs for 2014, we have assumed the prices of electricity and fuel will be similar to the annual average prices paid by the Company for electricity and fuel in 2013. We are also in the process of finalizing negotiations to approve a reduction in the workforce at Bogoso and Wassa during 2014.
Capital expenditures
Capital expenditures will be limited to sustaining capital requirements and key development projects. We plan to continue with the permitting process of the Mampon, Dumasi, Prestea Underground and Prestea South properties during 2014 with limited capital spending, however we expect to increase spending on these projects if gold prices move higher.
We expect to spend approximately $6 million on development at Wassa, primarily on additional drilling at the Wassa Main pit. Of the approximately $23 million budgeted development capital expenditures at Bogoso, approximately $12 million will be attributable to Prestea Underground and we expect to spend $7 million to complete the push back at Chujah. Sustaining capital expenditures at Wassa and Bogoso for 2014 is expected to total approximately $13 million and $8 million, respectively.

Capital Spending 2014
($ millions)
$12
$19
$19
Wassa
Bogoso
Prestea Underground

CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices fell from $1,694 per ounce at the beginning of 2013 to $1,202 per ounce near the end of the year. We realized an average gold price of $1,414 per ounce for our gold sales during 2013, 15% lower than the average realized price of $1,662 per ounce for 2012. The spot gold price as at February 19, 2014 was $1,321 per ounce.
Mineral Reserves and Mineral Resources
Proven and Probable Mineral Reserves(1) (2)
Proven and Probable Mineral Reserves declined to 3.9 million ounces as of December 31, 2013 down 8% from 4.3 million ounces at December 31, 2012, largely as a result of mining depletion and the lower gold price assumptions used, partially offset by additional ounces from exploration at Wassa Main and Prestea Underground. Mineral Reserves were estimated on a gold price assumption of $1,300 per ounce compared to $1,450 per ounce in the December 31, 2012 estimate.
During 2013, the Company’s development strategy focused on drilling at Wassa, where the Company increased Proven and Probable Mineral Reserves by 34% to 2.0 million ounces. The Proven and Probable Mineral Reserve grade at Wassa increased by 22% to 1.75 grams of gold per tonne ("g/t Au"), the bulk of this increased grade is as a result of the inclusion of higher grade ore at depth in the Wassa Main deposit.
At Bogoso, Proven and Probable Mineral Reserves totaled 2.0 million ounces at December 31, 2013 compared to 2.8 million ounces at the end of 2012. Mineral Reserve ounces in Bogoso’s open pits reduced by 46% as a result of the lower gold price assumption used, however grades increased by 6% to 2.65 g/t Au at December 31, 2013. A Mineral Reserve estimate for Prestea Underground has been included for the first time subsequent to the completion of a positive feasibility study in June of 2013.

Year-over-year Change in Proven and Probable Mineral Reserves (1)(2)
Ounces (millions)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.3
(0.9 )
1.0
(0.4 )
(0.1 )
3.9
Mineral Reserves at December 31,2012
Gold Price change
Ounces added through exploration
Mining depletion
Engineering
Mineral Reserves at December 31,2013

(1) Proven and Probable Mineral Reserves are calculated as at December 31, 2013 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Mineral Reserves and Resources by category and additional information relating to Mineral Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “Golden Star Announces Mineral Reserves and Resources Estimates as at December 31, 2013”, filed on and dated February 10, 2014 on www.sedar.com.
(2) The scientific and technical information in this MD&A has reviewed and approved by Dr. Martin Raffield, Senior Vice-President of Technical Services, a Qualified Person under National Instrument 43-101 and an employee of the Company.

Measured and Indicated Mineral Resources (3) (inclusive of Proven and Probable Mineral Reserves)
Measured and Indicated Mineral Resource totaled 6.4 million ounces at the end of 2013 compared to 7.3 million at the end of 2012. Wassa's total Measured and Indicated Mineral Resource increased by 29% from December 31, 2012 to 3.3 million ounces at the end 2013, largely due to a 37% increase in the Mineral Resource within the Wassa Main pit design and the inclusion of 289,000 ounces of Mineral Resource from the Wassa Underground deposit below the Wassa Main pit. This was partially offset by a 37% decline in Measured and Indicated Mineral Resource at Father Brown and Father Brown Underground as a result of mining depletion and the reduction in the gold price assumption. Measured and Indicated Mineral Resources have been estimated based on a gold price assumption of $1,400 per ounce at December 31, 2013, compared to $1,750 per ounce used for the December 31, 2012 estimate.
Bogoso's Measured and Indicated Mineral Resource declined by 35% to 3.0 million ounces at December 31, 2013 primarily due to the lower gold price assumption used and due to depletion in the Chujah and Bogoso North pits.
(3) - Measured and Indicated Mineral Resources are estimated as at December 31, 2013 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “Golden Star Announces Mineral Reserves and Resources Estimates as at December 31, 2013”, filed and dated February 10, 2014 on www.sedar.com.
Impairment charges
The Company recorded impairment charges totaling $355.6 million in 2013, comprising of $245.8 million for Bogoso, $106.9 million for Wassa and $2.9 million related to available for sale investments. In June 2013, after reviewing and updating the Bogoso and Wassa mine plans in light of the lower gold price environment, the Company recorded impairment charges totaling $195.9 million. Upon completion of the fourth quarter 2013 budgeting and life of mine planning process including a reassessment of the carrying value of our cash generating units ("CGUs"), the Company recorded additional non-cash impairment charges totaling of $159.7 million, related to the Bogoso CGU as a result of the shorter expected refractory mine life at Bogoso and a lower gold price assumption.
Increase in reclamation provision
The total reclamation provision increased to $86.3 million at December 31, 2013, compared with $63.3 million at December 31, 2012 primarily related to the Bogoso operations for which the reclamation provision increased by $21.5 million to $67.8 million at December 31, 2013. During 2013, the Company incurred $3.3 million of reclamation expenditures at Bogoso compared to $3.2 million incurred during 2012. However during 2013 the estimated future reclamation expenditure for Bogoso increased by $24.4 million compared to $1.8 million during 2012. The $24.4 million increase in 2013, is related to the anticipated shorter refractory operation's mine life and higher than expected backfilling costs. Previously it was expected that the Bogoso refractory operation would use the water stored in the Buesichem process water storage facility for its operations. However, as a result of the anticipated shorter mine life, this water will require treatment before it is discharged to the receiving environment resulting in an increase of approximately $15.5 million (undiscounted) to the rehabilitation provision. In addition we increased our estimate of the expected backfilling cost of the Buesichem pit by approximately $10.3 million (undiscounted).
The Wassa reclamation provision increased by $1.5 million to $18.5 million at December 31, 2013. During the year Wassa spent $2.3 million on reclamation work primarily focused at the previously mined Benso concession and on-going reclamation maintenance. The $3.7 million increase in the estimated cash flows of the Wassa rehabilitation provision is primarily due to the waste generated from the Wassa Main and Father Brown pits and the increase in the size of the corresponding waste dumps. This was partially offset by a decrease in the reclamation provision related to the Benso concession as reclamation work nears completion.
Operating costs and capital spending reductions
During the second quarter, the Company completed a comprehensive review of its operating and capital expenditures in an effort to reduce overall expenditures by 10% or $45 million from the original operating plan and maximize near term cash flow in the lower gold price environment. These operating cost reduction initiatives were achieved during the third and fourth quarters of 2013.
Mine operating expenses were reduced through reducing the number of contractors, re-negotiations of certain supplier contracts, and supplier discounts. Other operating improvements were initiated including transport and delivery efficiencies, and improved purchasing procedures. Maintenance cost savings and fuel cost reductions continue to be achieved through the recent purchase of two new excavators and four new drills.
Capital expenditures at Wassa and Bogoso for 2013 totaled $74.4 million (excluding $28.5 million betterment stripping previously expensed under US GAAP), compared with an initial capital budget of $141.0 million. Sustaining capital expenditure totaled $39.5 million for the year, $20.5 million less than our initial sustaining capital budget of $60.0 million. Development capital expenditures totaled $34.7 million for 2013 (excluding $28.5 million of betterment stripping previously expensed under US GAAP), which is $46.3 million less than the $81.0 million that was projected at the beginning of the year.

Consolidated Mine Operating Expenses
100,000
95,000
90,000
85,000
80,000
75,000
70,000
$'000
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013

Capital Expenditures
Wassa
Bogoso
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
$'000
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013

Restart of tailings reclaim facility and suspension of mining at Pampe
In the third quarter of 2013, we commenced pumping reclaimed tailings to Bogoso's non-refractory plant on a full time basis to replace the non-refractory ore feed from the suspended Pampe pit. This facility pumps tailings from a decommissioned Bogoso tailings storage facility directly into the Bogoso non-refractory plant.
We processed 0.9 million tonnes of tailings at an average grade of 0.96 g/t during 2013, at a gold recovery rate of 42.5% which yielded 9,149 ounces for the year. Although it is uncertain how much of the tailings we will be able to process, we expect that there will be sufficient tailings reclaim material available for at least another five years. Gold grade and gold recovery will be variable, however we expect it to be similar to the average gold grades and gold recoveries experienced to date. The tailings reclaim material is expected to be upgraded to Mineral Resource and Reserve during 2014.
Ecobank loan
On July 30, 2013, Wassa closed a $50 million secured Medium Term Loan Facility ("Ecobank Loan") with Ecobank Ghana Limited ("Ecobank"), a pan-African full service bank, which acted as sole lender and arranger to Wassa. The proceeds are being used to finance Wassa capital expenditures. The Ecobank Loan has a term of 60 months from the date of initial drawing and is secured by Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR plus 9% per annum, payable monthly in arrears. Payment of interest and principal commences on April 30, 2014. Wassa drew down $30.0 million under this facility during 2013, and $20.0 million remains available for drawdown.
The table below shows the use of the proceeds received under the Ecobank Loan:

$'millions
Ecobank Loan proceeds received during 2013	30.0
Used for capital expenditures during 2013	29.2
0.8
Sale of True Gold Mining shares
On July 29, 2013, the Company completed the sale of its investment in TGM. The Company sold 24,521,101 shares of TGM for net proceeds of $7.2 million resulting in a gain of $1.3 million in 2013.
DEVELOPMENT PROJECTS UPDATE
Wassa
Wassa Drilling Program
During 2013, 152 drill holes totaling 54,524 meters were completed below the Wassa Main pit. The drilling was predominantly targeted at infilling gaps in the prior drilling as well as testing the higher grade plunge mineralization to the south. Drilling results have confirmed that the mineralized zone continues to the south and remains open at depth.
In November 2013, the Company announced an increased Indicated Mineral Resource at Wassa of 46.4 million tonnes at an average grade of 1.75 g/t Au for 2.6 million ounces. The new resource was constrained by a $1,400 per ounce gold price assumption and included drilling up to the end of June 2013. An additional 14 holes totaling 7,275 meters have been completed since the last model update and will be used with the results of future drilling to update the resource models during 2014.
The current drilling program at Wassa is focused on approximately 20,000 meters of infill drilling of the current resource to further define grades and continuity and step-out drilling 250 meters to the south of the currently defined ore body. This drilling program forms the bulk of Wassa’s $6 million development capital budget for 2014.
Utilizing the latest resource model, the Company has recently commenced a Preliminary Economic Assessment ("PEA") on the viability of mining the higher grade portions of the Wassa deposit using underground mining methods. The Company expects to have the PEA completed in the third quarter of 2014, and subject to a positive outcome from this study and 2014 exploration drilling, expects to commence a feasibility study.
Bogoso
Chujah Pit
During 2012, we started a push back of the Chujah pitwall to improve our access to ore and reduce our mining operating costs. The Chujah push back continued during 2013 and we expect that it will be substantially complete by the end the first quarter of 2014. We capitalized $4.9 million and $28.5 million, respectively, as betterment stripping during the three months and year ended December 31, 2013 as a result of this push back. We expect betterment stripping to total approximately $7 million during 2014.
Dumasi
During the first quarter of 2013, a negotiated resettlement agreement was signed that provides for resettlement of the community of Dumasi to a new town site located a few kilometers north of the existing Dumasi community. In conjunction with signing of the resettlement agreement, ground clearing, site preparation and the construction of building supplies started at the new Dumasi town site in anticipation of the construction of the new community. We incurred $7.9 million of development costs during 2013 mainly related to land clearing and land preparation for construction. The resettlement action plan (“RAP”) for Dumasi was submitted to the Prestea Huni Valley District Assembly in December 2013 for their review and approval. We are continuing the preparation of the draft environmental impact statement ("EIS") for submission to the Ghana Environmental Protection Agency ("EPA"). We intend to limit our capital expenditure at Dumasi in 2014 unless gold prices improve, at which time we could allocate additional capital to accelerate the project.
Mampon
The permitting process is underway and continued in the fourth quarter of 2013 with the completion of the data collection for the draft RAP for the community living at Mampon. The RAP and the EIS are currently being drafted and design work in this regard is ongoing. We intend to limit expenditure at Mampon during 2014, unless and until gold prices improve.
Prestea South
A public hearing in the Prestea community was held during the third quarter of 2013. The community was supportive of the development of the Prestea South open pit mines. We have received the comments on the draft EIS from the EPA; additional modeling and data collection is underway. We are in the process of addressing the EPA comments and plan to submit a revised EIS for final approval. We expect to spend approximately $1.2 million in capital expenditure during 2014, however, we may increase this amount if gold prices improve.
Prestea Underground
A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR in July 2013. The feasibility study demonstrates positive economics for the extraction of the West Reef steeply dipping, high-grade, narrow vein deposit at Prestea Underground using mechanized cut-and-fill mining with footwall ramp access.
The feasibility study indicates that after the three year development period, ore from the Prestea Underground mine would be treated at the Bogoso non-refractory plant. Estimated cash operating costs are $734 per ounce over the six year life of mine. Initial capital expenditure is estimated to be $90.6 million and total capital expenditure over the life of the project is expected to be $150.1 million.
During 2013, we incurred capital expenditures totaling $7.3 million including $0.9 million on geotechnical drilling. We expect to incur an additional $12.2 million of capital expenditures on Prestea Underground during 2014.
A RAP for the communities living in the Prestea area is currently under review by the Prestea Huni Valley District Assembly. This RAP addresses the resettlement required for the development of the Prestea Underground and the Prestea South project. Following revisions to the project, the EIS for the Prestea Underground will be updated to address these changes. Once the updates are completed, the draft EIS will be submitted to the EPA for their review. There may also be a requirement for a public hearing on the Prestea Underground.

CONSOLIDATED RESULTS OF OPERATIONS

		For the three months ended December 31,		For the years ended December 31,
		2013	2012	2013	2012
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	44,337	40,366	185,807	158,899
Bogoso gold sold	oz	31,093	47,178	144,999	172,379
Total gold sold	oz	75,430	87,544	330,806	331,278

Average realized price	$/oz	1,273	1,710	1,414	1,662
Cash operating cost per ounce[1] - combined	$/oz	1,091	1,097	1,049	1,044

Gold revenues	$'000	96,034	149,710	467,796	550,540
Cost of sales excluding depreciation and amortization	$'000	88,549	103,492	377,140	373,543
Depreciation and amortization	$'000	9,673	26,175	59,966	89,353
Mine operating margin	$'000	(2,188)	20,043	30,690	87,644
General and administrative	$'000	5,097	7,723	21,515	24,106
(Gain)/loss on fair value of convertible debenture	$'000	(1,624)	(4,107)	(51,967)	27,985
Impairment charges	$'000	159,704	—	355,624	6,972
Income tax expense/(recovery)	$'000	(1,518)	(2,759)	(12,331)	17,756

Net income/(loss) attributable to Golden Star shareholders	$'000	(148,576)	14,334	(265,892)	7,186
Net income/(loss) per share – basic and diluted		$(0.57)	0.06	(1.03)	0.03

Cash flow provided by operations	$'000	(2,463)	43,936	59,143	123,094
Cash flow provided by operations per share		$(0.01)	0.17	0.23	0.48

Capital expenditures	$'000	22,513	39,349	102,867	117,299
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Year ended December 31, 2013 compared to year ended December 31, 2012
Gold revenues
Gold revenues totaled $467.8 million for the year ended December 31, 2013, down from $550.5 million in 2012, due to a decline in realized gold prices. The average realized gold price fell to $1,414 per ounce, down 15% from an average realized gold price of $1,662 per ounce in 2012, while gold sales of 330,806 ounces in 2013 were essentially the same as the 2012 gold sales of 331,278 ounces.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for the full year 2013 totaled $377.1 million, up $3.6 million from $373.5 million incurred during 2012. Mine operating expenses totaled $339.0 million, down $18.1 million from $357.1 million incurred in 2012. During 2012 we added ore tonnes to our metals inventory resulting in a $11.1 million decrease in cost of sales, however we drew down stockpiles in 2013 resulting in a net decrease in our metals inventory, increasing cost of sales by $14.8 million for the year ended December 31, 2013.
Depreciation and amortization
Depreciation and amortization expense for the full year 2013 decreased to $60.0 million, down from $89.4 million in 2012. The net book value of our mining property and property plant and equipment decreased as a result of the impairment charges recorded during the second quarter of 2013, and resulted in a decrease in depreciation and amortization expense in 2013. An additional impairment charge was recorded in the fourth quarter of 2013 related to the Bogoso operations, and we expect such impairment to further reduce depreciation and amortization expense in 2014.

General and administrative expenses
In the second quarter of 2013 we relocated our corporate headquarters from Denver, Colorado to Toronto, Ontario. The relocation costs incurred as a result of the move were more than offset by cost saving measures implemented at the new corporate headquarters which included staff reductions. As a result, overall general and administrative costs for 2013 decreased 11% to $21.5 million, down from $24.1 million for the year ended December 31, 2012.
(Gain)/loss on fair value of convertible debentures
For the full year 2013, we recorded a non-cash fair value gain of $52.0 million on the 5% Convertible Debentures. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The fair value of the conversion feature decreased during 2013 as a result of a decrease in the price of our common shares during the year, contributing to the 2013 gain. In addition, the fair value of the debt component also decreased due to higher yield requirements in the market. In comparison, a $28.0 million non-cash fair value loss on the 5% Convertible Debentures was recorded in 2012.
Impairment charges
During 2013, the Company recorded impairment charges totaling $355.6 million, compared to $7.0 million recorded in 2012. The 2013 impairment charges comprised of $245.8 million for Bogoso, $106.9 million for Wassa, and $2.9 million for the TGM shares. The Bogoso impairment charge included $146.3 million related to mine property; $98.3 million related to property, plant and equipment; and $1.2 million related to intangible assets. At Wassa, $87.5 million of the impairment charge related to mine property and $19.4 million related to property, plant and equipment. The resulting non-cash charges were due to the impact of the lower gold prices over the life of the mines, resulting in the impairment of the Bogoso refractory and non-refractory operation and shortening the mine life at Wassa. The impairment charge of $2.9 million related to the drop in fair value of the TGM shares compared to the $7.0 million impairment charge recorded in 2012.
Income tax expense/(recovery)
Income tax recovery for the year ended December 31, 2013 totaled $12.3 million, as compared to an income tax expense of $17.8 million for the year ended December 31, 2012. This was the result of a $32.9 million deferred tax recovery recorded in 2013, primarily related to the impairment charges recorded on the Wassa long term assets. The recovery was partially offset by Wassa current tax expense of $20.6 million for the year ended December 31, 2013. For the year ended December 31, 2012, current tax expense and deferred tax expense for Wassa totaled $12.4 million and $5.4 million respectively.
Net (loss)/income attributable to Golden Star shareholders
Results for the year ended December 31, 2013 include a net loss attributable to Golden Star shareholders of $265.9 million or $1.03 per share, compared with net income of $7.2 million or $0.03 per share for 2012. The major factors contributing to the 2013 net loss were lower mine operating margin and non-cash impairment charges totaling $355.6 million recorded primarily to write down Bogoso's and Wassa's carrying values, which were partially offset by the $52.0 million mark to market non cash gain on the 5% Convertible Debentures.
Capital expenditures
Capital expenditures in 2013 totaled $102.9 million compared to $117.3 million in 2012. During 2013 the major capital expenditures at Wassa included $12.4 million on further drilling around and below the Wassa Main pit, $3.1 million on Wassa processing plant upgrades, $4.0 million related to the tailing storage facility and $3.0 million on Father Brown development. Capital expenditures at Bogoso during 2013 included $28.5 million on Chujah betterment stripping, $7.3 million related to Prestea Underground, $7.9 million on Dumasi development, $11.5 million on new mining equipment and $6.0 million on processing plant upgrades.
Three months ended December 31, 2013 compared to three months ended December 31, 2012
Gold revenues
Gold revenues totaled $96.0 million during the fourth quarter 2013, down from $149.7 million in the same prior year period. Our mines sold 75,430 ounces in the fourth quarter of 2013, down 13.8% from the 87,544 ounces sold in the same quarter of 2012. In addition the average realized gold price fell to $1,273 per ounce, down 25.6% from $1,710 per ounce in the fourth quarter of 2012.
Cost of sales excluding depreciation and amortization
Fourth quarter 2013 cost of sales excluding depreciation and amortization totaled $88.5 million, down $14.9 million from $103.5 million for the same period of 2012. Fourth quarter 2013 mine operating expenses were reduced by $12.7 million to $84.8 million, down from $97.5 million incurred during the fourth quarter of 2012. This reduction is the result of cost saving measures implemented in the second half of 2013.

Depreciation and amortization
Depreciation and amortization decreased to $9.7 million for the quarter, down from $26.2 million for the fourth quarter of 2012. The net book value of our mining property and property plant and equipment decreased as a result of the impairment charges recorded during the second quarter of 2013, and in turn our depreciation and amortization expense for the fourth quarter of 2013 decreased. An additional impairment was recorded in the fourth quarter of 2013 related to the Bogoso operations, which is expected to further reduce depreciation and amortization expense in 2014.
General and administrative expenses
Fourth quarter 2013 general and administrative costs totaled $5.1 million, a 34% decrease from the $7.7 million incurred in the fourth quarter of 2012, mainly as a result of severance expense recorded during the fourth quarter of 2012.
(Gain)/loss on fair value of convertible debenture
During the fourth quarter 2013, we recorded a $1.6 million non-cash fair value gain on the 5% Convertible Debentures, compared to a $4.1 million fair value gain in the fourth quarter of 2012 as a result of the quarterly change to the discount rate used.
Impairment charges
Upon completion of our fourth quarter 2013 quarterly assessment of the carrying value of our CGUs, the Company recorded non-cash impairment charges at Bogoso totaling $159.7 million, compared to no impairments recorded in same prior year period. The impairment charge at Bogoso included charges of $97.0 million related to mine property; $61.9 million related to property, plant and equipment and $0.8 million related to intangible assets. The non-cash charge was due to the impact of the lower than expected gold prices which reduced development spending and resulted in a shorter mine life at Bogoso's refractory operations.
Income tax expense/(recovery)
Income tax recovery for the fourth quarter 2013 totaled $1.5 million, compared to a $2.8 million tax recovery during the same prior year period, mainly as a result of higher net income at Wassa in the fourth quarter of 2013 as compared to the fourth quarter of 2012.
Net (loss)/income attributable to Golden Star shareholders
The net loss attributable to Golden Star shareholders for the fourth quarter of 2013 totaled $148.6 million or $0.57 per share, compared with net income of $14.3 million or $0.06 per share in the same period of 2012. The increase in the fourth quarter 2013 net loss was primarily due to lower revenues and a non-cash impairment charge recorded related to the Bogoso operation, partially offset by the mark to market gain on the 5% Convertible Debentures.
Capital expenditures
Capital expenditures for the fourth quarter 2013 totaled $22.5 million compared to $39.3 million in the same prior year period. Capital spending was curtailed in the second half of 2013 in response to the decline in gold prices resulting in a 43% decline in capital spending in the fourth quarter of 2013 as compared to the fourth quarter of 2012.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited we own and operate the Wassa and Father Brown open pit mines, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a single non-refractory processing plant consisting of a carbon-in-leach ("CIL") system (“Wassa processing plant”) with a capacity of 2.7 million tonnes per annum. The Father Brown mine is located approximately 80 kilometers south of Wassa along the Company's access road. Ore from the Father Brown and Wassa mines is sent to the Wassa processing plant for processing. Wassa produced and sold 185,807 ounces during 2013, and we expect to produce 130,000 to 140,000 ounces in 2014.

		For the three months ended December 31,		For the years ended December 31,
		2013	2012	2013	2012
WASSA FINANCIAL RESULTS
Revenue	$'000	$56,530	$69,024	$263,072	$263,921

Mine operating expenses	$'000	39,168	39,332	145,484	149,171
Royalties	$'000	2,829	3,456	13,171	13,220
Operating costs from/(to) metals inventory	$'000	(98)	(1,382)	4,146	(7,687)
Net realizable value adjustment	$'000	—	—	265	—
Cost of sales excluding depreciation and amortization	$'000	41,899	41,406	163,066	154,704

Depreciation and amortization	$'000	5,442	20,449	40,883	67,945

Mine operating margin	$'000	$9,189	$7,169	$59,123	$41,272

Capital expenditures	$'000	8,634	17,190	33,570	49,299

WASSA OPERATING RESULTS
Ore mined	t	557,869	525,306	2,053,259	2,583,072
Waste mined	t	3,667,459	3,626,728	13,258,797	15,933,486
Ore processed	t	711,348	582,527	2,695,284	2,507,172
Grade processed	g/t	2.02	2.30	2.29	2.09
Recovery	%	93.2	94.9	94.5	94.6
Gold sales	oz	44,337	40,366	185,807	158,899

Cash operating cost per ounce[1]	$/oz	881	940	805	890
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Year ended December 31, 2013 compared to year ended December 31, 2012
Production
Gold production and sales totaled 185,807 ounces for the full year 2013, a 17% increase over the 158,899 ounces sold during the full year 2012. The increase in gold production was due to a 10% increase in ore grade processed in 2013, as a result of the higher grade ore processed from the Father Brown pit and an 8% increase in plant throughput as a result of plant improvements.
Gold revenues
Gold revenues totaled $263.1 million for the full year of 2013, compared to $263.9 million for the full year of 2012. The decrease was due to the decline in the average realized gold price, from $1,661 per ounce for the year ended December 31, 2012 to $1,416 per ounce for the year ended December 31, 2013. The lower realized gold price was partially offset by the 17% increase in gold production.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $163.1 million in 2013, $8.4 million higher than the $154.7 million incurred during 2012. The higher cost of sales is mainly related to the $4.1 million draw down of ore stockpiles in 2013 compared with a $7.7 million inventory build-up in 2012. Mine operating expenses totaled $145.5 million, or $3.7 million lower than 2012, mainly due to the less material mined during 2013.
Depreciation and amortization
As a result of the non-cash impairment charges recorded in the second quarter of 2013 (see Impairment Charges above), the net book value of Wassa's mining property and property, plant and equipment was reduced. Accordingly, depreciation and amortization for the full year of 2013 decreased to $40.9 million, down from $67.9 million incurred during 2012.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the full year of 2013 totaled $805 per ounce, down 10% from $890 per ounce in the same prior year period.Wassa's cash operating costs totaled $149.6 million for the full year of 2013, compared to $141.5 million incurred during 2012. The higher total cash operating costs were more than offset by the increase in the volume of gold sold.
Capital expenditures
The full year 2013 capital expenditures totaled $33.6 million compared with $49.3 million incurred during the full year 2012. Sustaining capital expenditures totaled $17.7 million during 2013 compared to $11.4 million incurred during 2012. Development capital expenditures totaled $15.9 million in 2013 and $37.9 million in 2012.
Capital expenditures for the full year 2013 included $12.4 million on development drilling, mostly at the Wassa main pit, $3.0 million on Father Brown development costs, $4.5 million for the tailings storage facility and $3.1 million on Wassa processing plant upgrades.
Three months ended December 31, 2013 compared to three months ended December 31, 2012
Production
Fourth quarter 2013 gold sales totaled 44,337 ounces, 10% higher than gold sold during the fourth quarter of 2012. The higher gold production was primarily due to a 6% increase in ore tonnes processed in fourth quarter of 2013 as compared to the same period last year. The recent improvements to the Wassa processing plant, including CIL agitator upgrades and genset start-up synchronization, have resulted in an increase in ore tonnes processed as compared to a year earlier. The higher throughput more than offset the slightly lower grade processed during the fourth quarter 2013.
Gold revenues
Due to the lower realized gold price, Wassa's fourth quarter 2013 revenues of $56.5 million were down $12.5 million from $69.0 million for the same quarter of 2012. Gold revenues from the higher quantity of gold sold were offset by a decrease in the average realized gold price, down 26% from $1,710 per ounce for the fourth quarter of 2012 to $1,273 per ounce for the fourth quarter of 2013.
Cost of sales excluding depreciation and amortization
Wassa's cost of sales excluding depreciation and amortization totaled $41.9 million in the fourth quarter of 2013, compared to $41.4 million incurred in the fourth quarter of 2012. Mine operating expenses totaling $39.2 million were essentially the same as the fourth quarter of 2012, however as a result of operating efficiencies during the fourth quarter of 2013 Wassa mined 2% more material and processed 22% more ore in the fourth quarter of 2013.
Depreciation and amortization
As a result of the non-cash impairment charges recorded in the second quarter of 2013 (see Impairment Charges above), the net book value of Wassa's mining property and property, plant and equipment was reduced. Accordingly, depreciation and amortization decreased to $5.4 million for the fourth quarter 2013, down from $20.4 million for the same period in 2012.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the fourth quarter 2013 totaled $881 per ounce, down 6% from $940 per ounce in the same prior year period.Wassa's cash operating costs totaled $39.1 million for the fourth quarter of 2013, compared to $38.0 million incurred during the fourth quarter of 2012, the slightly higher total cash operating costs were more than offset by the increase in the ounces of gold sold.
Capital expenditures
Fourth quarter 2013 capital expenditures totaled $8.6 million down 50% from $17.2 million from the same prior year period, due to the deferral of capital expenditure during 2013, (see "Operating costs and capital spending reductions" above). Sustaining capital expenditures totaled $5.9 million in the fourth quarter of 2013, compared to $2.9 million incurred during the fourth quarter of 2012. Development capital expenditures totaled $2.7 million in the fourth quarter of 2013 and $14.3 million in the fourth quarter of 2012.

BOGOSO OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). In addition, Bogoso has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) at a rate up to 1.5 million tonnes per annum. Bogoso produced and sold 144,999 ounces of gold in 2013 and we expect to produce 165,000 to 180,000 ounces in 2014.
Through Bogoso, we own the Prestea Underground mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. We published a feasibility study for Prestea Underground on SEDAR in July 2013.

		For the three months ended December 31,		For the years ended December 31,
		2013	2012	2013	2012
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$39,504	$80,686	$204,724	$286,619

Mine operating expenses	$'000	45,649	58,213	193,490	207,892
Royalties	$'000	1,977	4,036	10,243	14,340
Operating costs from/(to) metals inventory	$'000	(2,396)	(163)	3,799	(3,450)
Net realizable value adjustment	$'000	1,420	—	6,542	57
Cost of sales excluding depreciation and amortization	$'000	46,650	62,086	214,074	218,839

Depreciation and amortization	$'000	4,231	5,726	19,083	21,408

Mine operating margin	$'000	$(11,377)	$12,874	$(28,433)	$46,372

Capital expenditures	$'000	13,879	21,975	69,079	67,357

BOGOSO OPERATING RESULTS
Ore mined refractory	t	539,882	548,303	1,755,039	2,515,985
Ore mined non-refractory	t	545	246,471	391,289	805,212
Total ore mined	t	540,427	794,774	2,146,328	3,321,197
Waste mined	t	5,063,279	7,189,964	23,409,092	24,937,369
Refractory ore processed	t	563,204	595,599	2,352,314	2,463,861
Refractory ore grade	g/t	1.59	2.52	2.24	2.42
Gold recovery – refractory ore	%	60.6	70.5	68.7	71.2
Non-refractory ore processed	t	475,835	267,806	1,190,954	873,259
Non-refractory ore grade	g/t	1.07	2.21	1.39	2.37
Gold recovery - non-refractory ore	%	46.1	58.3	48.1	59.9
Gold sold refractory	oz	23,972	35,600	119,856	134,266
Gold sold non-refractory	oz	7,121	11,578	25,143	38,113
Gold sales	oz	31,093	47,178	144,999	172,379

Cash operating cost per ounce [1]	$/oz	1,391	1,230	1,361	1,186
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Year ended December 31, 2013 compared to year ended December 31, 2012
Production
Bogoso gold sales totaled 144,999 ounces for the full year of 2013 compared to 172,379 ounces for the full year of 2012. Refractory gold sales decreased to 119,856 ounces in 2013, down 11% from the 134,266 ounces sold in 2012 due to a drop in ore grade processed, gold recovery and less refractory ore tonnes processed. Refractory ore grade processed during 2013 was 7% lower than in 2012, due to the lower grade ore available during the push backs at the Chujah and Bogoso North pits in 2013, while in 2012 Bogoso had better access to higher grade ores. As a result of the lower grade, gold recovery in the refractory processing plant dropped to 68.7% for the full year of 2013. Refractory ore processed during 2013 was 5% lower than the same period in 2012, due to the lack of available ore.
Non-refractory gold sales dropped to 25,143 ounces in 2013, down 34% from the 38,113 ounces sold in 2012, as a result of the lower grade non-refractory material processed and lower gold recovery in 2013 as compared to 2012. During 2012, the non-refractory ore feed was primarily sourced from the Pampe open pit mining operation, however at the end of the second quarter 2013 we suspended the Pampe operation due to pit-wall instability and the lower gold prices. However, early in the third quarter of 2013 the tailings reclaim project was ramped up and the Pampe ore was replaced with lower grade tailings reclaim material.
Gold revenues
Gold revenues for 2013 totaled $204.7 million, down $81.9 million from $286.6 million in 2012. The realized gold price was down 15%, averaging $1,412 per ounce in 2013, compared with $1,663 per ounce in 2012 and gold sold totaled 144,999 ounces in 2013, down 16% ounces from 172,379 ounces in the same period of 2012.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $214.1 million for 2013, down from $218.8 million for 2012. Mine operating expenses totaled $193.5 million, 7% lower than the $207.9 million incurred during 2012 mainly as a result of a $7.7 million reduction in contractors expense, a $3.5 million decrease in raw materials and consumables and a $3.4 million decrease in electricity costs. These savings were partially offset by a $1.3 million increase in salaries and benefits. In addition, a net realizable adjustment of $6.5 million increased the 2013 cost of sales excluding depreciation and amortization, compared to a net realizable adjustment of $0.1 million in the same period in 2012.
Depreciation and amortization
Depreciation and amortization expense decreased to $19.1 million for 2013, compared to $21.4 million for 2012, mainly as a result of lower gold production during 2013 as compared to 2012. In addition, as a result of the non-cash impairment charges recorded in the second quarter of 2013 (see Impairment Charges above), the net book value of Bogoso's mining property and property, plant and equipment was reduced and accordingly Bogoso's depreciation and amortization expense was lower for 2013 than for 2012.
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,361 per ounce for the full year of 2013, compared to $1,186 per ounce for the full year of 2012. Cash operating costs for 2013 totaled $197.3 million, down from $204.4 million incurred during 2012, however the lower gold sales during 2013 resulted in higher cash operating cost per ounce for 2013 as compared to 2012.
Capital expenditures
Capital expenditures for 2013 totaled $69.1 million compared to $67.4 million incurred during 2012. Sustaining capital expenditures totaled $21.7 million in 2013 compared to $26.1 million incurred during 2012. Development capital expenditures increased to $47.4 million in 2013 up from $40.3 million in 2012 mainly due to an increase in betterment stripping cost capitalized during 2013.
Capital expenditures for the full year of 2013 included $7.9 million on the Dumasi resettlement project, development expenditures at Mampon and Prestea South of $3.6 million, $7.3 million on Prestea Underground, $1.5 million for completion of construction of a water treatment plant, mining equipment of $11.5 million and $28.5 million of capitalized betterment stripping at the Chujah pit.
Three months ended December 31, 2013 compared to three months ended December 31, 2012
Production
Bogoso's gold sales decreased to 31,093 ounces in the fourth quarter of 2013, down 34% from 47,178 ounces in the fourth quarter of 2012. Refractory gold sales totaled 23,972 ounces during the fourth quarter of 2013, compared to 35,600 ounces sold during the same prior year period. Bogoso processed 563,204 refractory ore tonnes in the fourth quarter of 2013, down 5% from the 595,599 refractory ore tonnes processed during the same prior year period, in addition to the lower refractory ore grade and gold recovery resulted in the lower gold refractory ounces sold. The lower refractory ore grade is primarily due to the lower grade mined as expected during the Chujah pit push back.
Non-refractory gold sales decreased to 7,121 ounces in the fourth quarter of 2013, down from 11,578 ounces sold during the same prior year period as a result of the lower grade and gold recovery of the tailings reclaim material processed in the fourth quarter of 2013 as compared to the ore from the Pampe pit that was processed in the fourth quarter of 2012. At Bogoso, the tailings reclaim project was started on a full time basis during the third quarter 2013, Bogoso processed 475,835 tonnes of tailings material through the Bogoso non-refractory processing plant in the fourth quarter of 2013.
Gold revenues
Bogoso's fourth quarter 2013 revenues totaled $39.5 million, down $41.2 million from $80.7 million in 2012. The realized gold price averaged $1,271 per ounce in the fourth quarter of 2013, down $439 per ounce from $1,710 per ounce a year earlier. Gold production and sales decreased to 31,093 ounces in the fourth quarter of 2013, down from 47,178 ounces in the fourth quarter of 2012.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $46.7 million, a 25% decrease from the $62.1 million incurred in the fourth quarter of 2012. Mine operating expenses totaled $45.6 million in the fourth quarter of 2013, $12.6 million lower than the $58.2 million incurred in the same period of 2012, as a result of less mining and processing costs incurred. Fourth quarter 2013 contractor costs were $8 million lower than in the same prior year period, mainly due to the suspension of mining at Pampe in 2013, and raw materials and consumables including electricity were $7.6 million lower in 2013. Royalty expense decreased to $2.0 million in the fourth quarter of 2013 from $4.0 million due to the lower gold revenues.
A process water treatment plant was commissioned in the first quarter of 2013, and we incurred $2.8 million in water treatment costs in the fourth quarter of 2013 that were not incurred in fourth quarter of 2012.
Depreciation and amortization
Depreciation and amortization expense decreased to $4.2 million for the fourth quarter of 2013, compared to $5.7 million for the same prior year period, mainly as a result of lower gold production during the fourth quarter 2013 as compared to the fourth quarter of 2012 and the lower net book value as a result of the non-cash impairment charge recorded (see Impairment Charges above).
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,391 per ounce in the fourth quarter of 2013 compared to $1,230 per ounce in the fourth quarter of 2012. Cash operating costs for the fourth quarter of 2013 totaled $43.3 million, down 25% from $58.1 million in 2012, however gold sales were lower in the fourth quarter of 2013 as compared to the fourth quarter of 2012, resulting in higher cash operating cost per ounce for the fourth quarter of 2013.
Capital expenditures
Fourth quarter 2013 capital expenditures totaled $13.9 million, down 37% from $22.0 million from the same prior year period, due to the deferral of capital expenditure during 2013, (see "Operating costs and capital spending reductions" above). Sustaining capital expenditures totaled $3.9 million in the fourth quarter of 2013 compared to $7.6 million incurred during the fourth quarter of 2012. Development capital expenditures totaled $10.0 million in the fourth quarter of 2013 and $14.4 million in the fourth quarter of 2012.

SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenues	$96,034	$118,159	$120,693	$132,910	$149,710	$133,497	$136,313	$131,020
Cost of sales excluding depreciation and amortization	88,549	91,294	101,178	96,119	103,492	85,639	89,542	94,870
Impairment charges	159,704	—	195,920	—	—	—	6,972	—
Net (loss)/income	(165,304)	4,539	(145,671)	7,922	14,338	(19,273)	1,366	13,271
Net (loss)/income attributable to shareholders of Golden Star	(148,576)	3,507	(128,828)	8,005	14,334	(20,058)	37	12,873
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.57)	$0.01	$(0.50)	$0.03	$0.06	$(0.08)	$—	$0.05

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011*
Cash and cash equivalents	$65,551	$78,884	$103,644
Working capital(1)	11,201	69,217	(31,784)
Total assets	325,743	656,295	727,678
Long-term financial liabilities	83,387	110,507	10,759
Equity	26,702	328,176	438,302

	For the years ended December 31,
	2013	2012	2011*
Revenue	$467,796	$550,540	$471,007
Net (loss)/income attributable to Golden Star	(265,892)	7,186	(2,075)
Net (loss)/income per share attributable to Golden Star shareholders - basic and diluted	(1.03)	0.03	(0.01)
* Financial results prior to 2012 are reported in accordance with US GAAP.
(1) - Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.

LIQUIDITY AND FINANCIAL CONDITION
We held $65.6 million in cash and cash equivalents as of December 31, 2013, down from $78.9 million at December 31, 2012. All of our cash is held as cash or is invested in funds that hold only U.S. treasury notes and bonds. During the year ended December 31, 2013, operations provided $59.1 million of cash, cash used for investing totaled $101.4 million and financing activities provided $28.9 million.
Before working capital changes, operations provided $30.2 million of operating cash flow during 2013, compared with the $117.0 million provided in 2012. The decrease was primarily related to lower revenues as a result of the lower realized gold price during 2013.
Working capital changes added net $28.9 million during the year ended December 31, 2013, compared to $6.1 million in 2012. Accounts receivable decreased by $3.7 million mainly due to value added tax receivables collected during 2013, compared to an increase of $0.9 million for the same period in 2012. The decrease in inventories is related to the decrease in ore stockpiles during 2013, resulting in a $11.2 million increase in cash. Prepaids and other decreased by $3.9 million during 2013 compared to a $4.5 million increase in 2012, with the 2013 decrease relating to the decrease in the number of down payments on long-lead time purchases. Accounts payable and accrued liabilities increased by $13.0 million in 2013, compared to a $5.0 million increase in 2012, primarily due to the increase in accounts payable and accrued liabilities at the Bogoso operation. In summary, net cash provided by operating activities totaled $59.1 million for 2013, as compared to $123.1 million during 2012.
Working capital decreased from $69.2 million at December 31, 2012 to $11.2 million at December 31, 2013 due to cash used for investing activities, the increase in accounts payable and accrued liabilities at Bogoso, the increase in current portion of our long term debt and a decrease in inventories at Bogoso and Wassa.
A net of $101.4 million was used in investing activities during in 2013, including $69.7 million on mining property development and $32.9 million for the acquisition of new equipment and facilities at the mine sites. Investing activities used a net of $97.9 million during 2012. Of the $101.4 million used in investing activities in 2013, only $18.1 million was used in investing activities during the fourth quarter of 2013 due to the Company's capital expenditure reduction measures implemented during the year.
Financing activities provided $28.9 million in 2013 compared to $50.0 million used in financing activities for 2012. During 2013, we received net proceeds of $28.9 million under the Ecobank Loan; in addition we financed $7.7 million of new mobile equipment purchases through capital leases and the Company's equipment financing facility. This was offset by scheduled debt repayments of $7.9 million. During 2012, net cash used in financing activities was $50.0 million, which consisted of $50.5 million to redeem the 4% Convertible Debentures, $8.3 million in scheduled debt repayments and $8.5 million of new borrowings under the equipment financing facility.
Wassa incurred taxable income in 2012 for the first time and we paid approximately $12.9 million of 2012 taxes during 2013. Wassa generated taxable income resulting in current tax expense totaling $20.6 million in 2013, of which $10.6 million was paid during 2013.
LIQUIDITY OUTLOOK
As of December 31, 2013, we had $65.6 million in cash, $20.0 million available for draw down under the Ecobank Loan and another $21.6 million available under the Company's equipment financing facilities.
The Company's liquidity is leveraged to future gold prices, so if gold prices continue to decline, the Company's cash flow may also decline. However, the effect of lower gold prices may be somewhat mitigated by reducing operating and capital expenditures to the extent possible. Based on our current guidance for 2014, a $10 per ounce decline in gold prices for 2014 would result in an approximately $3 million decline in the expected cash balance at the end of 2014.
We expect to continue to fund operations and capital projects through operating cash flow, the equipment financing facility, the Ecobank Loan and cash on hand. If these sources are not sufficient, the Company could delay planned capital projects or curtail operational spending. While we may also pursue additional financing, there can be no assurance that additional financing will be available at all or on terms acceptable to the Company.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollar)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$11,103	$22,376	$92,092	$—	$125,571
Interest on long term debt	7,721	12,302	3,165	—	23,188
Purchase obligations	3,059	—	—	—	3,059
Rehabilitation provisions[2]	8,369	22,160	24,584	40,992	96,105
Total	$30,252	$56,838	$119,841	$40,992	$247,923

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017 as well as the $30.0 million draw down from the Ecobank Loan. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in 2013 and 2012 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the years ended December 31,
(Stated in thousands of U.S dollar)	2013	2012
Salaries, wages, and other benefits	$2,020	$2,392
Severances and bonuses	2,125	1,804
Share-based compensation	1,606	2,704
	$5,751	$6,900
OFF-BALANCE ARRANGEMENTS
The Company has no off-balance sheet arrangements other than the operating leases listed in "Table of Contractual Obligations" above.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost per ounce”, "all-in sustaining costs", "cash generated from operations before working capital changes", "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in our statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, impairment charges, corporate business development costs, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
We believe that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments or interest costs. “All-in sustaining costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars)	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
Cost of sales excluding depreciation and amortization	$88,549	$103,492	$377,140	$373,543
Royalties	(4,806)	(7,492)	(23,414)	(27,560)
Metals inventory net realizable value adjustment	(1,420)	—	(6,807)	(57)
Cash operating costs	82,323	96,000	346,919	345,926
Royalties	4,806	7,492	23,414	27,560
Metals inventory net realizable value adjustment	1,420	—	6,807	57
Accretion of rehabilitation provision	148	158	592	593
General and administrative costs	5,097	7,723	21,515	24,106
Sustaining capital expenditures	9,777	10,458	39,334	38,400
All-in sustaining costs	103,571	121,831	438,581	436,642

Ounces sold	75,430	87,544	330,806	331,278
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,091	1,097	1,049	1,044
All-in sustaining cost per ounce	1,373	1,392	1,326	1,318
The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of our operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	December 31, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$41,899	$46,650	$88,549
Royalties	(2,829)	(1,977)	(4,806)
Metals inventory net realizable value adjustment	—	(1,420)	(1,420)
Cash operating costs	$39,070	$43,253	$82,323

Ounces sold	44,337	31,093	75,430

Cash operating cost per ounce	$881	$1,391	$1,091

	For the three months ended
	December 31, 2012
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$41,406	$62,086	$103,492
Royalties	(3,456)	(4,036)	(7,492)
Metals inventory net realizable value adjustment	—	—	—
Cash operating costs	$37,950	$58,050	$96,000

Ounces sold	40,366	47,178	87,544

Cash operating cost per ounce	$940	$1,230	$1,097

	For the year ended
	December 31, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$163,066	$214,074	$377,140
Royalties	(13,171)	(10,243)	(23,414)
Metals inventory net realizable value adjustment	(265)	(6,542)	(6,807)
Cash operating cost	$149,630	$197,289	$346,919

Ounces sold	185,807	144,999	330,806

Cash operating cost per ounce	$805	$1,361	$1,049

	For the year ended
	December 31, 2012
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$154,704	$218,839	$373,543
Royalties	(13,220)	(14,340)	(27,560)
Metals inventory net realizable value adjustment	—	(57)	(57)
Cash operating cost	$141,484	$204,442	$345,926

Ounces sold	158,899	172,379	331,278

Cash operating cost per ounce	$890	$1,186	$1,044
"Cash generated from operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in our statements of cash flows.
We use cash operating cost per ounce and cash provided from operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to our investors to allow them to also monitor operational efficiencies of our mines. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided from operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net income/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
Net income/(loss) attributable to Golden Star shareholders	$(148,576)	$14,334	$(265,892)	$7,186
Add back:
Loss/(gain) on fair value of convertible debenture	(1,624)	(4,107)	(51,967)	27,985
Impairment charges	159,704	—	355,624	6,972
Tax recovery related to impairment charges	—	—	(26,328)	—
	9,504	10,227	11,437	42,143
Adjustments attributable to non-controlling interest	(15,970)	—	(32,930)	—
Adjusted net income/(loss) attributable to Golden Star shareholders	$(6,466)	$10,227	$(21,493)	$42,143

Adjusted net income/(loss) per share attributable to Golden Star shareholders
Basic	$(0.02)	$0.04	$(0.08)	$0.16
Weighted average shares outstanding (millions)	259.1	258.9	259.1	258.9
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the consolidated financial statements.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of February 19, 2014, there were 259,105,970 common shares of the Company issued and outstanding, 12,848,778 stock options outstanding, 1,740,557 deferred share units outstanding, 3,027,332 share appreciation rights outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights are all cash settled instruments.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Preparation of our annual audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Mineral reserves
Determining mineral reserves and mineral resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the mineral deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation, depletion and amortization of the related mining assets.
Betterment stripping costs
Significant judgment is required to distinguish between development stripping and production stripping. Development stripping relates to the creation of a stripping activity asset and production stripping relates to extraction of inventory for gold production purposes. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the mineral bodies in each of its mining operations. An identifiable component is a specific volume of the mineral body that is made accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset for each component. The Company considers that the ratio of the expected volume of ore to be mined for a specific component of the mineral body to be the most suitable production measure.
Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of each asset or CGU at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of the fair value less cost to sell and value in use. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, mineral reserves and mineral resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is assessed at each reporting date.
Fair value of convertible debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized if we have assessed that it is more likely than not that the benefits will be realized in future periods. This assessment is based on our estimates of the future taxable earnings generated by our operations.
CHANGES IN ACCOUNTING POLICIES
International Financial Reporting Standards
In conjunction with the recent relocation of the Company's corporate headquarters from Denver, Colorado to Toronto, Ontario, the Company reported its financial results in accordance with IFRS for the first time in its June 30, 2013 condensed interim consolidated financial statements, with an effective transition date of January 1, 2012, including IFRS 1 First-Time Adoption of International Financial Reporting Standards, and IAS 34, Interim Financial Reporting. The adoption of IFRS did not have a material impact on the Company's operations and business decisions. The change however did have a significant impact on the manner in which the Company discloses certain information on its balance sheet and statement of operations as described below.
The Company’s IFRS accounting policies are disclosed in Note 3 "Summary of Accounting Policies" to the annual audited consolidated financial statements for the year ended December 31, 2013. A reconciliation between the Company’s financial statements as previously reported under US GAAP and current reporting under IFRS is contained in Note 27 "First Time Adoption of IFRS" of the annual audited consolidated financial statements for the year ended December 31, 2013. The following is an overview of the impacts to the Company’s financial results due to the transition to IFRS:
Deemed cost adjustments of Bogoso mining assets - Upon adoption of IFRS, the carrying value of the Bogoso mining properties and mine equipment accounts were adjusted to their fair value amounts (deemed cost) as of January 1, 2012, thereby reducing the basis in these assets by $148.5 million. As a result, the recorded value of our mining assets was $137.0 million lower as of December 31, 2012 than they would have been under US GAAP.
Stripping costs during the production phase (Betterment stripping) - US GAAP requires that the costs of removing overburden ("stripping") be treated as a current period operating cost whereas IFRS provides for deferral of the portion of stripping costs that provide improved access to future ore mined and such costs are deferred as an asset until such time as the ore benefiting from the stripping activity is mined. As a result, upon adoption of IFRS, stripping costs expensed for US GAAP were reclassified as a mineral property asset. As of December 31, 2012, the balance in this account was $28.1 million higher than it would have been under US GAAP. This amount reduced the mine operating costs and was shown as an investing cash flow under IFRS.
Exploration and evaluation assets - We have elected under IFRS to capitalize the exploration and development costs of new projects. Under US GAAP, exploration and development costs are capitalized only upon completion of a feasibility study which establishes a mineral reserve. As a result, past exploration and development costs expensed for US GAAP of $16.7 million were reclassified as a long term asset on the Company's opening IFRS balance sheet. As of December 31, 2012 this new account had a balance of $10.9 million that would have been nil under US GAAP.
Gain on sale of assets - Prior to 2012, the Company had invested in exploration projects that were subsequently disposed of or sold to an unrelated party in 2012. Since these properties had not progressed to the point where a feasibility study could be completed, under US GAAP all historical costs associated with the properties were expensed as incurred. As a result, upon sale or disposition of the properties their basis was nil. Upon adoption of IFRS the past costs of this property were reclassified as exploration and evaluation assets and upon the sale or disposition, this new basis was deducted from any sales proceeds resulting in a $5.7 million lower gain on the sale or disposal of the asset under IFRS.
STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this interpretation.
IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of "currently has a legally enforceable right of set-off" was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on the Company.
IFRS 9 Financial instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The Company is still assessing the impact of this standard.
The IASB has amended IAS 36 to remove the requirement to disclose recoverable amount when a CGU contains goodwill or indefinite lived intangible assets but there has been no impairment. The amendment requires additional disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2013	Basis of measurement	Associated risks
Cash and cash equivalents	$65,551	Carrying value	Interest/Credit/Foreign exchange
Accounts receivable	8,200	Carrying value	Foreign exchange/Credit
Trade and other payables	61,188	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	47,308	Fair value through profit and loss	Interest
Ecobank Loan	28,853	Amortized cost	Interest
Equipment financing facility	13,368	Amortized cost	Interest
Finance leases	4,713	Amortized cost	Interest
Carrying value - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan, equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the New York Stock Exchange ("the NYSE MKT") for a historical period equal to the remaining life of the 5% Convertible Debentures. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, we cap the weekly volatility in our calculation at 40%. For the three months ended December 31, 2013 a revaluation gain of $1.6 million was recorded while a a revaluation gain of $52.0 million was included in earnings for the year ended December 31, 2013.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk.
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loan bears interest based on the three month LIBOR plus 9%. Based on our current $30.0 million outstanding balance, a hundred basis points change in the three month LIBOR rate will result in $0.3 million per annum change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

Foreign Currency Exchange Rate Risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Canadian dollars, Ghana cedis, euros, British pounds, Australian dollars and South African rand. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2012 and 2013, we had no currency related derivatives. At December 31, 2013, and December 31, 2012, we held $5.1 million and $5.9 million, respectively, of US dollar equivalents in foreign currency.
Commodity Price Risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. A $10 per ounce change in gold price would result in approximately a $3.3 million and $2.5 million change in our 2013 revenues and operating cash flows respectively. To reduce gold price volatility, we have at various times entered into gold price derivatives. During 2013 and 2012, we did not hold any gold price derivatives and thus, there were no financial instruments subject to gold price risk.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations and the price of gold.
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. During 2013, all of our excess cash was invested in funds that hold only U.S. treasury bills and bonds. We mitigate the credit risks of our derivatives by entering into derivative contracts with only high quality counter parties. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the estimation of Mineral Reserves and Mineral Resources, the timing of such estimates, the timing and amount of estimated future production, expected cash operating costs, strip ratios, costs of production, capital expenditures, costs and timing of the development of new deposits and sources of funding for such development, success of exploration activities, the timing for completing the pushback at the Chujah pit, the timing for completing a PEA for Wassa and for commencing a feasibility study for Wassa, the timing for upgrading the tailings reclaim material to a Mineral Resource or Mineral Reserve, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, depreciation and amortization, government regulation of mining operations and environmental risks.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economical and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Quantitative and Qualitative Disclosures about Market Risk”. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except in accordance with applicable securities laws.
Cautionary note regarding Mineral Reserves and Mineral Resources
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Report for the year ended December 31, 2012 and the current technical report for those properties, including the technical report dated May 1, 2013 titled "NI 43 101 Technical Report for the Prestea West Reef Feasibility Study, Ghana effective Date 1st May 2013", all available at www.sedar.com. Golden Star's Annual Report for the year ended December 31, 2012 will be superseded by the Company's annual information form for the year ended December 31, 2013, which will contain disclosure regarding the Company's material mineral properties and will be made available on SEDAR.
Cautionary note to U.S. investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
For the above reasons, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
You are urged to consider closely the disclosure on the mining industry technical terms in “Glossary of Terms” in our Annual Report for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com. Golden Star's Annual Report for the year ended December 31, 2012 will be superseded by the Company's annual information form for the year ended December 31, 2013, which will contain similar information and will be made available on SEDAR.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

▪
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2013. In making this assessment, it used the criteria set forth in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) of 1992. Based on our assessment, management has concluded that, as at December 31, 2013, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as at December 31, 2013 has been audited by PwC LLP, Independent Registered Chartered Accountants who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2013. PwC LLP as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2013, are substantially the same as those disclosed and discussed in our Annual Report on Form 10-K for the year ended December 31, 2012. Additional risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2013, which will be filed on SEDAR at www.sedar.com.
Additional information regarding Golden Star, including the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which will be superseded by our annual information form for the year ended December 31, 2013 is or will be, as the case may be, available under the Company's profile on SEDAR at www.sedar.com.